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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026


This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

The following document is a Q & A distributed by Compaq to certain of its sales employees on September 26, 2001.

ANTICIPATED CUSTOMER OR PARTNER INITIATED QUESTIONS

1.    Does HP have a financing group?

      YES, HP FINANCE.

2. What will happen to CFS? Will you become a part of the HP financing group?

      PRIOR TO THE PROPOSED MERGER, CFS WILL VIGOROUSLY COMPETE WITH HP FINANCE. UPON COMPLETION OF THE PROPOSED MERGER, A WORLD-CLASS FINANCING ORGANIZATION WOULD BE IN PLACE TO SERVICE CUSTOMERS. AT THIS TIME, IT HAS NOT BEEN DETERMINED WHETHER THAT ORGANIZATION WOULD BE MODELED AFTER CFS, HP FINANCE OR A HYBRID OF THE TWO ORGANIZATIONS.

3.    What's the timeframe for this change?

      THE PROPOSED MERGER IS EXPECTED TO COMPLETED IN THE FIRST HALF OF 2002. ANY CHANGE WOULD OCCUR FOLLOWING COMPLETION OF THE PROPOSED MERGER. PRIOR TO THE PROPOSED MERGER, COMPAQ WILL VIGOROUSLY COMPETE WITH HP.

4.    How will this impact my current leasing business with you?

      THERE WILL BE NO IMPACT ON YOUR CURRENT LEASING BUSINESS WITH CFS.

5. If I do new business with CFS, how do I know you will still be here when my leases need to be changed or terminated?

      IF YOU DO NEW BUSINESS WITH CFS, YOUR AGREEMENTS WITH CFS WILL BE HONORED IN ACCORDANCE WITH ITS TERMS.

6. Will my current contractual agreements be honored (e.g., asset substitution, early termination, end of lease options)?

      YES, YOUR CURRENT CONTRACTUAL AGREEMENTS WITH CFS WILL BE HONORED.

7.    Will I need to negotiate any new legal documents?

      NO, YOU WILL NOT NEED TO NEGOTIATE ANY NEW LEGAL DOCUMENTS WITH CFS. OF COURSE, IF YOU HAVE ADDITIONAL EQUIPMENT NEEDS, YOU WOULD NEED TO EXECUTE LEASE SCHEDULES AND RELATED DOCUMENTS JUST AS YOU PREVIOUSLY HAVE DONE.

8.    Will you remain my sales representative?

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      I WILL CONTINUE AS YOUR CFS SALES REPRESENTATIVE AT LEAST UNTIL THE
      PROPOSED MERGER IS CONSUMMATED. FOLLOWING COMPLETION OF THE PROPOSED MERGER, NEW ACCOUNT ASSIGNMENTS MAY BE MADE, BUT REST ASSURED THAT YOU WILL BE IN GOOD HANDS AND CONTINUE TO BE SUPPORTED BY A WORLD CLASS FINANCING ORGANIZATION.

9.    Will this change impact my future pricing or terms and conditions?

      THIS WILL NOT AFFECT YOUR CURRENT PRICING OR TERMS AND CONDITIONS FOR EXISTING TRANSACTIONS. HOWEVER, CFS PERIODICALLY ADJUSTS ITS RATES IN THE ORDINARY COURSE AND WILL CONTINUE TO DO SO.

10.   Will you honor the rates I received from HP?

      NO. UNLESS AND UNTIL THE PROPOSED MERGER IS CONSUMMATED, CFS WILL CONTINUE TO OFFER COMPETITIVE FINANCING RATES ON ALL EQUIPMENT AND SOLUTIONS AND CONTINUE TO VIGOROUSLY COMPETE WITH HP FINANCE AND OTHER FINANCE COMPANIES. UPON COMPLETION OF THE PROPOSED MERGER, THE RESULTING WORLD CLASS FINANCING ORGANIZATION WOULD CONTINUE TO HONOR ALL EXISTING CONTRACTS AND COMMITMENTS.

11.   Will you be improving your pricing on HP equipment?

      CFS WILL CONTINUE TO OFFER COMPETITIVE PRICING ON OTHER MANUFACTURERS' EQUIPMENT, INCLUDING HP'S, IN THE SAME FASHION IT HAS IN THE PAST. ADDITIONALLY, CFS WILL CONTINUE TO HONOR EXISTING RATE QUOTES ON OTHER MANUFACTURERS' EQUIPMENT, INCLUDING HP'S, IN THE SAME FASHION IT HAS IN THE PAST. AS ALWAYS, WE WILL CONTINUE TO COMPETE AGGRESSIVELY TO WIN YOUR BUSINESS.

12.   Will my contacts at CFS change?

      NO, PRIOR TO THE PROPOSED MERGER, YOUR CONTACTS AT CFS WILL NOT CHANGE. FOLLOWING THE MERGER, NEW ACCOUNT ASSIGNMENTS MAY BE MADE, BUT REST ASSURED THAT YOU WILL BE IN GOOD HANDS AND CONTINUE TO BE SUPPORTED BY A WORLD CLASS FINANCING ORGANIZATION.

13.   Will anything change with the way my lease is processed?

      NOTHING WILL CHANGE WITH REGARD TO THE PROCESSING OF YOUR LEASE. PRIOR TO THE PROPOSED MERGER, CFS WILL PROCESS IT; UPON COMPLETION OF THE PROPOSED MERGER, THE RESULTING WORLD CLASS FINANCING ORGANIZATION WOULD PROCESS YOUR LEASE.

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FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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